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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

INNOTRAC CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
45767M109
(CUSIP Number)
J. Matthew Shady
Calfee, Halter & Griswold LLP
800 Superior Avenue, Suite 1400
Cleveland, OH 44114-2688
216-622-8579
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	45767M109	Page	2	of	5
13D/A

1	NAMES OF REPORTING PERSONS: Mark E. Dottore

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,321,771

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,321,771

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,321,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	45767M109	Page	3	of	5
13D/A
Item 1. Security and Issuer.
     This Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.10 per share, of Innotrac Corporation (“Innotrac” or the “Company”). The principal executive offices of Innotrac are located at 6655 Sugarloaf Parkway, Duluth, Georgia 30097.
Item 2. Identity and Background.
     This Amendment No. 2 is being filed by Mark E. Dottore, a United States citizen and businessman. His principal business address is 2344 Canal Road, Cleveland, Ohio 44113.
     During the past five years, Mr. Dottore has not been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Dottore has not been a party to a civil proceeding in any judicial or administrative body which resulted in being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     No funds or other consideration were involved in the acquisition of beneficial ownership by Mr. Dottore of the 4,321,771 shares of Common Stock of Innotrac, as is described in greater detail in Item 4 of this Amendment No. 2.
Item 4. Purpose of Transaction.
     As previously reported on Schedule 13D on December 12, 2005, as amended December 5, 2006, by Orders of the United States District Court for the Northern District of Ohio, Mark E. Dottore is the duly appointed Receiver for all assets of any kind of IPOF L.P. and certain other entities, which together with IPOF L.P. are referred to as “IPOF Fund.” IPOF Fund is alleged to have been operated by David Dadante as a Ponzi Scheme. Using IPOF Fund assets, Dadante’s activities included amassing a position in common stock of Innotrac Corporation amounting to 4,321,771 shares that are currently held in several brokerage firm margin accounts, all of which have been acknowledged to be assets of IPOF Fund. Dadante is currently the subject of a criminal complaint in USA v. Dadante, No. 1: 07 MJ 4017, United States District Court for the Northern District of Ohio, in which the government alleges, among other things, that using proceeds of the Ponzi Scheme, Dadante orchestrated a market manipulation scheme designed to artificially inflate and maintain the market price of Innotrac Corporation common stock in the NASDAQ Stock Market during the period 2003 to late 2005.
     This amendment to Schedule 13D corrects the number of shares beneficially owned by IPOF Fund and Mr. Dottore as the Receiver. As of the date of this report IPOF Fund holds 4,321,177 shares of the outstanding common stock of Innotrac, amounting to 35.2% of all shares outstanding. Based on public filings by Innotrac Corporation, IPOF Fund (or “IPOF Group” as referenced in company filings) remains the company’s second largest shareholder.

CUSIP No.	45767M109	Page	4	of	5
13D/A
     As previously reported, Mr. Dottore intends to undertake such actions regarding the Innotrac stock held by IPOF Fund that will, in his judgment, maximize the value of that stock as an asset of the Receivership for the benefit of IPOF Fund investors who are ultimately determined to be entitled to the proceeds of their disposition. Consistent with his responsibilities as Receiver, and with a view to completion of the Receivership within a reasonable period of time, Mr. Dottore will continue to pursue avenues for the sale of all Innotrac stock he controls in one or more block transactions, or in such other manner that will realize the greatest value for the benefit of IPOF Fund investors.
     Mr. Dottore will continue to solicit, evaluate, and if appropriate present strategic alternatives designed to maximize Innotrac shareholder value generally, and the value of IPOF Fund holdings in particular. As previously reported, such alternatives may include seeking a change in the present Board of Directors. Although Mr. Dottore has to date urged Innotrac management itself to undertake such action as is necessary to permit the disposition of stock held by IPOF Fund as a block, management has not identified any plan or proposal for doing so. Mr. Dottore will as a consequence pursue any initiative, with or without the participation of Innotrac management, that is reasonably designed to result in the fair valuation and disposition of Innotrac stock held by IPOF Fund.
Item 5. Interest in Securities of the Issuer.
     As receiver for IPOF, L.P., Mr. Dottore beneficially owns 4,321,771 shares of Common Stock of Innotrac or 35.2% of the Common Stock of Innotrac, based upon 12,280,610 shares of Common Stock outstanding as reported by the Company on its Form 10-Q for the quarter ended March 31, 2007.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     Except as set forth in this Amendment No. 2, Mr. Dottore has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Innotrac, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
     None.

CUSIP No.	45767M109	Page	5	of	5
13D/A
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2007

Mark E. Dottore
By:	/s/ Mark E. Dottore
	Name:	Mark E. Dottore
	Title:	Receiver, IPOF, L.P.